Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 9, 2016

Exhibit 99.1

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	Bringing together global innovators in rapidly transforming industries.

http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/707627247868334080]

Tweet 2:	Wincor Nixdorf’s Takeover by Diebold goes into the Final Stretch.

Details: http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Exhibit 99.2

Diebold – Social Media Communications, LinkedIn

The following communications were or will be made available by posts on LinkedIn:

Post 1:	ACT NOW ON WINCOR NIXDORF SHARES

The combined scale, strength and flexibility of Diebold and Wincor Nixdorf creates the premier self-service company for financial and retail markets. Access information to tender your shares: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Post 2:	A recent article by M&A Review, Wincor Nixdorf’s Takeover by Diebold goes into the Final Stretch, takes a closer look at the transaction and how the combination agreement brings together leading global innovators in banking and retail technologies in rapidly transforming industries. Details here: http://dbdinc.co/1HhohL6 Important information: http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Post 3:	The combination of Diebold and Wincor Nixdorf brings together leading innovators in value-added services, branch automation and omnichannel experiences to create an industry leader focused on the entire value chain — consult, design, build and operate — to help financial institutions and retailers succeed in their business transformation journey. http://dbdinc.co/1HhohL6 Important information: http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

Exhibit 99.3

The following communication was made available on Diebold, Incorporated’s website:

Magazine Article from M&A Review

09.03.16

Wincor Nixdorf’s Takeover by Diebold goes into the Final Stretch

By Günter Müller-Stewens and Max J. Ringlstetter

Wincor Nixdorf shareholders’ six-week acceptance period of the takeover offer from Diebold ends on 22 March. Now the shareholders have to decide. As a result of this combination, Diebold Nixdorf would advance to become the number one in the global ATM market. Diebold’s aim is to acquire at least 67.6% which, along with Wincor Nixdorf’s treasury shares (almost 10%), would exceed the critical 75% majority threshold under German law. It is now time for Wincor Nixdorf shareholders to decide whether they want to accept Diebold’s offer. An increase of the offer price is more than questionable - at least according to well-informed circles. For us, this is a good reason to take a closer look at the transaction.

Key results of the analysis: Diebold intends to acquire Wincor Nixdorf in the form of a share-cash deal. Diebold is offering 0.434 common shares in exchange for each Wincor Nixdorf share and €38.98 in cash. At the time of the announcement of the takeover this represented a premium of approx. 36% for Wincor Nixdorf shareholders. Hence, the offer price is attractive. In many cases however, the sale of Wincor Nixdorf shares on the market could be more attractive for shareholders subject to taxation in Germany rather than directly tendering their shares. In any case, consulting one’s tax advisor is recommended.

The attractive premium of the offer is a result of the potential of the combination: The geographic footprint of the two companies is complementary due to their respective strong positions in North America and Europe. The same holds true for the customer groups of both companies (retail and banking). There is further overlap in their products and services offerings. Going forward services and software will remain as key business areas besides ATMs. Cost synergies will come from efficiency increases particularly in the stagnating ATM sector, in which the new company will even be the market leader. Benefits of internationalization emerge for both companies on the yet underdeveloped Asia-Pacific market. Growth synergies will result particularly in the software and services business. Although the acquirer is of US origin, a sell-out of German workers’ interests is not expected.

The deal and the offer

On 17/10/2015, US ATM manufacturer Diebold Inc. and its German competitor Wincor Nixdorf AG announced that they had agreed the key terms for the takeover (MAR 12/15 and 1-2/16). Accordingly, Wincor Nixdorf shareholders will receive €38.98 € per share and 0.434 Diebold shares. Based on the closing price on Friday 16/10/2015, this results in a value of €54.21 which equates to a transaction volume of around €1.8 bn.

The new company Diebold Nixdorf, based in North Canton (Ohio), would have around 25,000 employees and sell products and services with a value of approx. €4.8 bn. New loans of $2.8bn will be drawn to finance the transaction, to refinance existing debt and to ensure liquidity. Diebold Nixdorf’s net debt would then increase to around four times EBITDA, which would be reduced through dividend cuts by two-thirds to three times EBITDA within three years. One-off integration costs amounting to around $160 m are expected.

Both companies’ original core business is the production, installation and operation of ATMs and associated products. However, due to declining demand, both companies have been moving away from the hardware business for several years and are increasingly turning towards new business areas in the field of software and services. The key customer groups of both companies are banking and retail, whereby banking represents about two-thirds of Wincor Nixdorf’s revenues, as figure that is similar for Diebold.

Convincing industrial logic

The transaction takes place in a challenging economic environment for the core businesses of both companies and therefore comes at the right time. Enabled by new technologies, payment behavior has changed. The rapid rise in ecommerce and online-banking means that cash is used in fewer monetary transactions, making ATMs increasingly superfluous. In addition, we are increasingly seeing efficiency enhancement programs in the banking sector (e.g. branch closures) and investment restraint in retail. Restrictions in the use of cash are further being realized, planned and implemented in the form of payment ceilings. There are also considerations whether each bank has to operate its own ATM network or whether it would be more expedient to operate “community ATMs”. Costs could definitely be saved and the current differentiation potential of proprietary ATMs would be considered low.

A similar picture emerges for both companies: On the one hand, restructuring measures are ongoing to cope with the sustained decline in demand and profits in the core business. Diebold is looking to save costs of $200 m per year. Cost savings are also planned at Wincor Nixdorf with a €160 to 190m restructuring program. On the other hand, both companies are diversifying into new business areas to compensate for declines in the core business. This means that both companies are undergoing a profound transformation from providers of hardware-based ATMs towards software-based self-services. This should also be a transformation from a commodity business with low margins into a service business with high margins.

With the acquisition, it has been rationally decided to take the bull by the horns and to tackle this transformation together. With a market share of 34%, Diebold Nixdorf will become the number one market leader by combining the former number two and three positions behind NCR (27% market share). From the perspective of the traditional core business, this is a defensive deal, but offensive with regard to the efforts already underway to diversify into new business areas, such as software and services. NCR is moving along a similar path of transformation, as it is evident from the €1.65 bn cash acquisition of Digital Insight, one of the biggest providers of digital bank solutions.

Synergy potential especially in forward-looking business areas

By joining forces, three important advantages in particular are expected from the transaction, which could not be realized alone:

(1) Efficiency improvement through cost synergies: The hardware business with ATMs has increasingly become a commodity business with low margins in which the main focus is on costs. Given the higher number of units sold, economies of scale are anticipated as results of this combination. Cost synergies can be realized in the production process, as well as in purchasing and in the area of identical parts. The first step is the planned bundling of management responsibility in the relevant business field in Paderborn. Together, around 1 million ATMs would be operated globally (of 3 million in total). Mutual best practice transfer, e.g. in process efficiency, is likely to result in positive effects. But there is also interesting potential in hardware maintenance. Although Wincor Nixdorf is less well represented in North America than Diebold is in Europe (and vice versa), there is still the possibility of using the partner’s network for servicing the respective hardware on a wide scale. And there are certainly ways of saving overall costs. In total, the expected cost savings amount to $160 m per year, which equates to around 3% of overall costs and is therefore within a standard order of magnitude for such a transaction.

(2) Growth synergies through international expansion: Diebold Nixdorf, as a whole, would better diversify its geographical risks. Both companies could significantly improve their market access with the largely complementary transaction. Around two-thirds of Diebold’s revenues come from the Americas, whereas Wincor generates around the same share in Europe (especially Germany). The Asia-Pacific market can be viewed as a joint growth market, although local providers are already positioned there in strong competition.

(3) Growth synergies through the development of new business fields: The primary driver of the upheaval in the ATM business is digitalization. It has created technological possibilities for new services that have led to massive changes in customer payment behavior. Mobile, smartphone-based services have squeezed out cash-based payments. The customer expects from its financial service provider and retail partner fully functional mobility, available 24/7, which works via all sales channels. The credit card providers that are cashless anyway have added mobile functions to their cards. By bundling the R&D workload, it is possible to invest proportionally more in the promising fields of service and software and thus drive the developments faster and more efficiently in this area.

Both companies have been engaged in this transformation for many years. Wincor Nixdorf already generates almost 60% of its sales volume in this segment, for Diebold this share is already over 50%. However, with the combination, the new company will sharpen its focus on this transformation, such that its threatening dimension can be turned into an opportunity. Especially in terms of the software engineers available, a critical mass is now achieved here, which, by almost doubling the customer base, enables new business initiatives that would not have been realizable previously. Overall, the resources to face strong competitors will increase.

Three-fifths of future revenue should come from these new business areas. These include software and consulting services for high-end service solutions (e.g. for systems and processes in electronic payment security). High growth rates and margins are anticipated in these business areas. But also in the old core business, innovations, such as using ATMs as video links or personalized marketing channels are possible on this basis.

Synergies will certainly not come “automatically”. Cost synergies require a disciplined integration process, which is able to deal with existing redundancies without major frictions. Growth synergies from new business areas require a fundamental cultural shift and an open business model. An extremely effective and fast innovation culture is called for to successfully deal with the speed of market changes. This is not something to be achieved in isolation. It is necessary to form networks with a large number of horizontal partnerships to develop an ecosystem. Standardized interfaces and instruments must be provided for external developers - which have already been demonstrated by Apple and others for many years. Customers in retail take on a pioneering role, from where the solutions elaborated can be rolled out on the far more strictly regulated financial services sector.

The president of the new company would be Eckard Heidloff, the previous CEO of Wincor Nixdorf. His contract and the one of the CFO were recently extended again ahead of schedule until February 2019, however. The new company would be led by German-born Andy Mattes as CEO. He explained to the Financial Times of 24/11/2015: “We will have the scale, strength and flexibility to help our customers through their own business transformation.”

The price is attractive

Since the bidder first established contact in March 2015, various offers were rejected by Wincor Nixdorf. The different takeover bids made since then had one thing in common: a continuously increasing offer price for the Wincor Nixdorf share. This may have been due to the fact that Diebold’s first offer was very “cautious”. Another reason may be, however, that Wincor Nixdorf negotiated well. This is because, looking back at the declining results in 2015, Wincor Nixdorf certainly is under pressure. However, the bid finally submitted in the form of a combined cash and exchange offer - as explained above - amounted to €54.21 per share at the time of submission. This was around €20 above the historical low in August 2015. And even at today’s price, it would still be almost €20.

Measured by the Wincor Nixdorf share price prior to the announcement of the transaction (16/10/2015: €38.09), the offer represented a premium of 36% calculated on 19/10/2015. The news was positively received on the stock market. Both shares rose, in the case of Wincor Nixdorf significantly (20%). The bid documentation for the voluntary public takeover was published on 5/2/2016. In the reasoned opinion published on 11/2/2016, Wincor Nixdorf management board and supervisory board recommended to Wincor Nixdorf shareholders to accept the offer. At the time of preparing this article (4/3/2016), the Diebold share price had dropped to €23.10, which only yields an offer price of €49, but still a premium of 29%. Assuming Diebold’s drop in price since mid-October 2015 is in line with a general market development and industry assessment from investors, then a comparable drop in price (-18%) would be have been expected for Wincor Nixdorf since 16/10/2015 (the NCR price fell 13% over this period). The calculated premium on 4/3/2016, based on prices from 16/10/2015, would then have been an impressive 57%.

Whether the price offered is now a fair price or the best possible price, one could of course argue at length. However, before the Wincor Nixdorf shareholders get too carried away with price flights of fancy, they should not lose sight of the fact that the price offered comes with a significant premium. Although much has probably been done at Wincor Nixdorf in the meantime to bolster up the weak earnings of 2015, in view of a rather weak number three position in a commodity business, it is unlikely that this alone could justify or enable a price beyond €50. But the takeover potential presented here is likely to be very promising, which of course would disappear should the takeover fail. Therefore, in the event of failure, the development of the Wincor Nixdorf share value would probably only set off in one direction.

In order that as much of the price offered actually ends up on the German shareholder’s account, tax aspects also have to be considered. According to experts, if the tender is accepted, approx. 26% withholding tax would be due on the entire cash component, irrespective of the actual premium realized. The cash component will be treated like a dividend, regardless of the investor’s final price gain. In contrast, for a sale on the market, only the premium as share price gain is relevant for taxation purposes. This means that a sale on the market is likely to be more attractive in tax terms. Either way, shareholders should keep themselves informed about the tax implications.

Clearly no sell-off of German workers’ interests

Those shareholders who are closely related to the Nixdorf Wincor employees, or are employees themselves, do not need to worry about the excessive “Americanization” of the newly created company, despite the fact that the legal headquarters will now be in the USA. The following aspects speak in favor of the German management and working culture in the former Wincor Nixdorf area: (1) The existing co-determination and employee representative laws are to be preserved; (2) According to Diebold, no job cuts are planned that go beyond the restructuring program already in progress; (3) The future management board is to represent both sides in roughly equal measure; (4) And finally, the CEO is Andy Mattes, German by birth, who also trained in Germany and gathered his first practical experience at Siemens, i.e. not a company particularly suspicious of representing Manchester capitalism.

Prof. Günter Müller-Stewens is chair and director of the Institute of Management at the University of St. Gallen and editor of M&A Review

Prof. Max J. Ringlstetter is chair and dean of WFI – Ingolstadt School of Management from the Catholic University of Eichstätt-Ingolstadt

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor

Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.